Exhibit 20

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Futuris Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Futuris Company (the “Company”) as of July 31, 2020, the related statement of operations, stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company’s auditor since 2020

Lakewood, CO

October 12, 2020

FUTURIS COMPANY

BALANCE SHEET

July 31, 2020

July 31, 2020
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$178,764
Accounts receivables	791,327
Advance to Vendors	53,920
Prepaid expenses	643
Other Current Assets	418,821
Total current assets	1,443,475
PROPERTY AND EQUIPMENT, at cost
Goodwill	1,550,431
Accumulated depreciation and amortization	(0)
Total property and equipment, net	1,550,431
Total assets	$2,993,906

See accompanying notes to the financial statements.

FUTURIS COMPANY

BALANCE SHEETS, continued

July 31, 2020

July 31, 2020
LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Long Term Loan from Shareholders	$2,136,353
Factoring	887,391
Accounts payable	53,600
Promissory Notes payable	653,177
Accrued liabilities	453,939
Other short term liabilities	149,708
Payroll taxes payable	612
Total current liabilities	4,334,780
Total liabilities	4,334,780
STOCKHOLDER’S EQUITY
Common stock, $0.001 par value, 1 billion shares authorized, 288,352,964 issued and outstanding	288,353
Preferred stock Special 2019 Series A, 1 share authorized, 1 share issued, $0.0001 par value	0
Preferred stock Series F, 110 shares authorized, 1 share issued, $0.0001 par value	0
Preferred stock, Series G, $0.0001 par value, 20 million shares authorized, 30 issued and outstanding	0
Retained earnings	(1,629,227)
Total stockholder’s equity	(1,340,874)
Total liabilities and stockholder’s equity	$2,993,906

See accompanying notes to the financial statements.

FUTURIS COMPANY

STATEMENTS OF INCOME

For the Twelve Months Ended July 31, 2020

2020
Revenue Earned
Outsourced contingent workforce	1,041,570
Total revenue earned	1,041,570
Cost of earned revenue
Outsourced contingent workforce	851,917
Total cost of earned revenue	851,917
Gross profit	189,653
General and administrative expenses	87,524
Earnings before interest, taxes, depreciation & amortization	102,129
Non-Operating Income (Expense)
Interest expense	(27,396)
Income before taxes on income	74,733
Income tax benefit	0
Net income	$74,733

See accompanying notes to the financial statements.

FUTURIS COMPANY

STATEMENT OF CASH FLOWS

Twelve Months Ended July 31, 2020

2020
Cash flows from operating activities:
Net Income	$74,527
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	-
Loss on disposal of property and equipment	-
Deferred Tax Liability	-
Changes in operating assets and liabilities:
Increase in Contract receivables	(791,327)
Increase in Other Current Assets	(473,384)
Increase in Accounts Payable	53,600
Increase in Other Current Liabilities	604,259
Net cash provided by operating activities	(532,325)

Cash flows used in investing activities:
Business Acquisition	(1,415,402)
Goodwill paid on Business Acquisition	(1,550,431)
Net cash provided by Investing Activities	(2,965,833)

Cash flows from financing activities:
Interest Free Loan from Majority Shareholder	2,136,354
Factoring of Contract Receivables	887,390
Issuance of Promissory Notes	653,177
Net cash provided by Financing Activities	3,676,921
Net increase (decrease) in cash and cash equivalents	178,764
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	$178,764

See accompanying notes to the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Nature of Operations

The Futuris Company (the “Company”) is incorporated in the state of Wyonming. The company was acquired through the process of a Reverse Merger and the name was changed from the erstwhile name of Mission Mining Company to Futuris Company. The Company ranks among the best Employer of Record, and staffing solutions companies. The Company works with prestigious clients across the United States having global presence. The Company team currently has around 50 talented individuals working with the company, all of whom are dedicated to the Company’s innovative work, as well as giving back to the communities in which it operates. Futuris Company is a fast paced growing company which is growing both through the Organic and the Inorganic channel and has recently completed acquisition of two subsidiaries namely Futuris Technology Services, Inc and Pioneer Global Inc. in the month of June’2020.

Use of Estimates

The financial statements and related disclosures are prepared in conformity with United States (U.S.) generally accepted accounting principles (“G.A.A.P.). The Company must make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to revenue recognition, allowances for doubtful accounts, useful lives for depreciation and amortization, loss contingencies, income taxes, and the assumptions used for web site development cost classifications. Actual results may be materially different from those estimated. In making its estimates, the Company considers the current economic and legislative environment.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of July 31, 2020, the Company had a stockholder’s deficit of $1,340,874. For the year ended July 31, 2020 the company had a net profit of $74,733.

The company’s principal source of liquidity include cash from operations, factoring of its Contract Receivables and Long Term Interest free loan from majority shareholders.

The operations for the period being reported upon are generating profits and are self sustaining. However, the company is funding its future growth strategy through the sale of equity, convertible notes payable and shareholder loans.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90-days or less to be cash equivalents.

Accounts Receivable, Contract Assets and Contract Liabilities (Deferred Revenue)

Receivables represent both trade receivables from customers in relation to fees for the Company’s services and unpaid amounts for benefit services provided by third-party vendors, such as healthcare providers for which the Company records a receivable for funding until the payment is received from the customer and a corresponding customer obligations liability until the Company disburses the balances to the vendors.

The Company provides for an allowance for doubtful accounts by specifically identifying accounts with a risk of collectability and providing an estimate of the loss exposure. Management considers all contract receivables as of July 31, 2020 to be fully collectible, therefore an allowance for doubtful accounts is not provided for.

The Company records accounts receivable when its right to consideration becomes unconditional. Contract assets primarily relate to the Company rights to consideration for services provided that they are conditional on satisfaction of future performance obligations.

The Company records contract liabilities (deferred revenue) when payments are made or due prior to the related performance obligations being satisfied. The Company does not have any material contract assets or long-term contract liabilities.

Property and Equipment

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: furniture, fixtures, and computer equipment — 3 to 7 years; leasehold improvements — over estimated useful life of asset. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss. Since the company is yet to acquire any assets of capital nature, currently there is no depreciation reported in the financials.

Software Development Costs

Costs incurred to develop software and websites are capitalized and amortized. Development costs are capitalized from the time the software is considered probable of completion until the software is ready for use. Costs incurred related to the planning and post implementation phases of development are expensed as incurred. Cost associated with the platform content or the repair or maintenance, including transfer of data between existing systems are expensed as incurred. Capitalized costs are amortized using the straight-line method over the estimated useful life of the software, estimated at 3 years.

Fair Value Measurements

The Company measures fair value based on the price that the Company would receive upon selling an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Various inputs are used in determining the fair value of assets or liabilities. Inputs are classified into a three-tier hierarchy, summarized as follows:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities
●	Level 2 – Other significant observable inputs
●	Level 3 – Significant unobservable inputs

When Level 1 inputs are not available, the Company measures fair value using valuation techniques that maximize the use of relevant observable inputs (Level 2) and minimizes the use of unobservable inputs (Level 3).

Revenue Recognition

The Company has adopted the new accounting standard ASC 606, Revenue from Contracts with customers for all open contracts and related amendments using the modified retrospective amendment method. The adoption has no impact to the reported results. Result for reporting period are being presented under ASC 606. There are no historic financials where the comparative information for the earlier periods need any restatement. The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

The Company recognizes revenues when control of the promised services is transferred to its clients, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. The Company revenues are recorded net of any sales, value added, or other taxes collected from its clients.

A performance obligation is a promise in a contract to transfer a distinct service to the client, and it is the unit of account in the new accounting guidance for revenue recognition. Most of the Company contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in its contracts and, therefore, is not distinct. However, the Company can have multiple performance obligations within its contracts as discussed below. For performance obligations that the Company satisfies over time, revenues are recognized by consistently applying a method of measuring progress toward satisfaction of that performance obligation. The Company generally utilizes an input measure of time (e.g., hours, days, months) of service provided, which most accurately depicts the progress toward completion of each performance obligation.

The Company generally determines standalone selling prices based on the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in the Company client contracts is generally considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar client in similar circumstances. Certain client contracts have variable consideration, including credits, sales allowances, rebates or other similar items that generally reduce the transaction price. The Company estimates variable consideration using whichever method, either the expected value method or most likely amount method, better predicts the amount of consideration to which the Company will become entitled based on the terms of the client contract and historical evidence. These amounts may be constrained and are only included in revenues to the extent the Company does not expect a significant reversal when the uncertainty associated with the variable consideration is resolved. The Company variable consideration amounts are not material, and the Company does not believe that there will be significant changes to its estimates.

The Company client contracts generally include standard payment terms. The payment terms vary by the type of the clients and services offered and the clients rating. Client payments are typically due approximately 30-60 days after invoicing but may be a shorter or longer term depending on the contract. The Company client contracts are generally between one and twenty four months in duration but majority of contracts have automatic renewal clause unless terminated by the client. The timing between satisfaction of the performance obligation, invoicing and payment is not significant. For certain services and client types, the Company may require payments prior to delivery of services to the client, for which deferred revenue is recorded.

Revenue Service Types

The following is a description of the Company revenue service types, including Outsourced Contingent Workforce, Employer of Record, and Permanent Recruitment.

Outsourced Contingent Workforce

Outsourced Contingent Workforce services include the augmentation of clients’ workforce with its contingent employees performing services under the client’s supervision, which provides its clients with a source of flexible labor. The Company recognizes revenues over time based on a fixed amount for each hour of staffing and interim service provided. The Company Outsourced Contingent Workforce services include utilizing contingent employees who are generally experts in a specific field advising the client to help find strategic solutions to specific matters or achieve a particular outcome. The Company services may also include managing certain processes and functions within the client’s organization. The Company recognizes revenues over time based on (i) clients benefiting from services as the Company is providing them, (ii) clients controlling an asset as it is created or enhanced, or (iii) performance not creating an asset with an alternative use and having an enforceable right to payment for the services the Company has provided to date. The Company generally utilize an input measure of time for the service provided, which most accurately depicts the progress toward completion of these performance obligations. The price as specified in the Company client contracts is generally considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar client in similar circumstances.

Employer of Record

Employer of Record services provides the administrative, HR, legal and tax-related compliance requirements associated with payrolling of employees in any industry. The Company recognize revenues over time based on a fixed amount for each hour of staffing and interim service provided.

Permanent Recruitment

Permanent Recruitment services include providing qualified candidates to its clients to hire on a permanent basis. The Company recognizes revenues for its Permanent Recruitment services at a point in time when the Company places the qualified candidate, because the Company has determined that control of the performance obligation has transferred to the client (i.e., service performed) as the Company has the right to payment for its service and the client has accepted the Company service of providing a qualified candidate to fill a permanent position. Revenues recognized from the Company Permanent Recruitment services are based upon either a fixed fee per placement or as a percentage of the candidate’s salary.

Income Taxes and Uncertain Tax Positions

The Company accounts for income taxes in accordance with the accounting guidance on income taxes at the end of the year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The difference is related to a change in the tax accounting method.

A valuation allowance is recorded against deferred tax assets in these cases when management does not believe that the realization is more likely than not. While management believes that its judgements and estimates regarding deferred tax assets and liabilities are appropriate, significant differences in actual results may materially affect the Company’s future financial results.

For financial reporting purposes, the Company recognizes tax positions claimed or expected to be claimed based upon whether it is more likely than not that the tax position will be sustained upon examination. The Company has no tax positions as of July 31, 2020 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibles. Interest, if any, related to income tax liabilities is included in interest expense. Penalties, if any, related to income tax liabilities are included in operating expense.

The Company reports their deferred tax liabilities and deferred tax assets, together as a single noncurrent item on their classified balance sheet.

Advertising

The Company follows a policy of charging the costs of advertising to expense as incurred. There are no advertising expenses incurred as of July 31, 2020.

Subsequent Events

There are no Post Balance Sheet Events which may have a material impact on the reported results for July 31, 2020.

Short Term Liabilities

The company has short term liabilities aggregating $149,708 majority of which is payable to erstwhile Pioneer Global Inc. management.

(2) Contract Receivables

June 30, 2019
Billed Receivables	$55,840
Accounts receivable, factored	735,487
$791,327

In addition to the Contract Receivables, there are Unbilled Receivables aggregating $411,610 as on July 31, 2020 and these Unbilled Receivables are reflected under Other Current Assets.

(3) Related Party Transactions

Transfer of Futuris Technology Services, Inc into Futuris Company

Futuris Technology Services, Inc. was a wholly owned subsidiary of majority shareholder Naveen Doki and has been transitioned into Futuris Company post Reverse Merger.

Long Term Interest Free Loan

The Company has a Long Term Interest Free Loan from the majority shareholder Naveen Doki for $2,136,354 as at July 31, 2020. There is no fixed tenure for repayment of the loan.

(4) Receivables Sold with Recourse

The Company has a factoring and security agreement with First Avenue Funding, LLC. The advanced rate is 90% of eligible accounts receivable (as defined by the agreement) and has Interest payable at 1.385% per month calculated on daily outstanding balance and adjusted with any increase to Prime rate as published in Wall Street Journal.

In accordance with the agreement a reserve amount is required for the total unpaid balance of all purchased accounts multiplied by a percentage equal to the difference between one hundred percent and the advanced rate percentage. As of July 31, 2020, the required amount was 10%. Any excess of the reserve amount is paid to the company as and when requested. If a reserve shortfall exists for a period of ten-days, the Company is required to make payment to the financial institution for the shortage.

(5) Operating Lease

The Company has had no Operating Lease during the one year period ending July 31, 2020.

(6) Auditing Standards Updates (ASU)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASC 842"), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for most lease arrangements and expands disclosures about leasing arrangements for both lessees and lessors, among other items. The company has no leases for the one year ended July 31, 2020 but would adhere to the provisions of ASC 842 for any future leases it may enter into.

(7) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in business combinations. In line with its business strategy, the company has recently acquired Pioneer Global Inc., a Texas registered Staffing Company as its subsidiary on June 1, 2020 for a consideration of $ 2,177,356.36. The Net Assets acquired from the acquisition were for $ 626,825.36 thereby resulting in Goodwill of $1,550,431. ASC 350, requires that goodwill be tested for impairment at the reporting unit level on an annual basis. For the purpose of current financials, since the acquisition is recent and valuation of Goodwill is current and covering the Covid Impact, no impairment for Goodwill has been recognized.

(8) Promissory Note

On June 1, 2020, The Company issued a $653,177.70 promissory note to the seller of Pioneer Global Inc which is payable in three equal instalments of $217,725.57. The first instalment payment under this promissory note shall be due on before August 27, 2020, second instalment shall be due on or before November 27, 2020 and third instalment is due on or before January 31, 2021. The note shall not bear interest on unpaid principal amount unless there is a default in which case Interest is payable from the date of occurrence of the default until the default is cured at a rate of 1% per annum

(9) Advances to Vendors

The companies strategy for Futuris Company is to grow both through the Organic route (Increasing business with existing customers) and Inorganic option (Acquisition of niche high margin businesses). To achieve this target, the company has hired two entities who will scout for potential sellers meeting the company defined business parameters, identify potential investors to achieve the fast paced growth strategy and provide skilled manpower support on an as and when required basis. An aggregate amount of $ 53,920 has been advanced to these two vendors and this advanced amount is refundable in the event the company is not able to provide the services requested of them. As at July 31, 2020, the amounts advanced are considered good and are not doubtful of recovery.

(10) Accrued Liabilities

Accrual basis of Accounting requires all costs to be recognized in the period in which they are incurred and matched with revenue so as to reflect correct profit/(loss) for a given period. However, there can be situations where there can be timing difference between when a cost is incurred and when the claim is submitted and paid. To mitigate this timing difference, the company accrues for costs in the respective period when it is incurred and revenue recognized. As at July31, 2020 the company has accrued liabilities for $453,939 comprising of $58,000 for vendor claims not yet received and $395,939 for payroll incurred but not yet paid.

(11) Equity

The company on the reporting date has 4 class of shares namely Common Stock and Preferred Stock Series A, F & G. The par value of the common stock is $0.001 per share. The Preferred Stock Series A, F & G is $0.0001 per share. During the reverse merger the other series namely Preferred Series E, Preferred Series H, Preferred Series I , Preferred Series J, Preferred Series K and Preferred Series L stand cancelled by the State of Wyonming.

The Preferred Share of 2019 Series A shall convert into common shares at a conversion rate of 1 preferred to 150 million common shares.The Preferred 2019 Series A share shall not be entitled to any dividends and shall not participate in any proceeds available to the Corporation’s shareholders upon the liquidation, dissolution or winding up of the corporation.